January 17, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS IMPROVED FOURTH QUARTER PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) reports fourth quarter (“Q4”) and annual production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia. Metal production for Q4 increased from Q3 by 13% to 545,294 silver equivalent ounces (“Ag eq oz”). For the year, metal production totaled 2,200,013 Ag eq oz; including record gold production of 8,015 oz. This is in line with the revised production guidance provided in October 2011.

The following summarizes the production results and highlights for Q4, 2011:

  Metal production of 545,294 Ag eq oz, up 13% from previous quarter

  Silver production of 354,754 ounces (“Ag oz”), up 3% from previous quarter

  Gold production of 2,281 ounces (“Au oz”), up 53% from previous quarter

  Ore grades improved at Guanajuato, to 235g/t Ag and 2.12g/t Au, in November and December, the highest since September, 2010

  Deep Cata development yielded 6,300 tonnes at 482g/t Ag and 1.83g/t Au

  Santa Margarita drilling, stoping on 400 metre level and new 455 metre level development confirms ore continuity with gold values ranging from 7.5g/t to 9.0g/t

  Guanajuatito drilling extends new resource area for 400 metres down dip to the 390 metre level

  Concentrate backlog at Guanajuato all sold

  New General Manager for Guanajuato appointed

  Record mining and plant throughput at Topia of 12,056 tonnes, up 33% from Q4, 2010

Ore processed in Q4, at 52,170 tonnes, is up 8% compared to Q4, 2010 and, for the year, at 216,180 tonnes, is up by 19%. Metal production for Q4, at 545,294 Ag eq oz, improved by 13% over the third quarter, 2011, but was down by 4% compared to Q4, 2010. Metals produced include 354,754 Ag oz, 2,281 Au oz, 467,000 pounds lead (“Pb lbs”), and 721,500 pounds zinc (“Zn lbs”).

As anticipated, Guanajuato ore grades, at 207g/t Ag and 1.84g/t Au improved significantly compared to the previous quarter (175g/t Ag and 1.12g/t Au). Development of the Deep Cata ore zones at the 510 metre level commenced towards the end of October and the average grades of all ore processed at Guanajuato in November and December jumped to 235g/t Ag and 2.12g/t Au. To date, development has commenced on six separate high grade veins/structures and ore processed from this development contributed approximately 29% of the total metal production from Guanajuato. As development advances further and stoping commences, metal production from this area will continue to increase, supporting the improved production guidance of 2.50 to 2.75 million Ag eq oz for 2012.

For the year, the combined metal production for both operations was 2.2 million Ag eq oz. The metals produced include 1,495,371 Ag oz (a decrease of 3%, year on year), a record 8,015 Au oz (an increase of 11%, year on year), 2,073,600 Pb lbs (a decrease of 14%, year on year), and 2,898,750 Zn lbs (a decrease of 3%, year on year).

The Company has sold all available concentrate inventories from Guanajuato and is well advanced in securing new contracts for fiscal 2012 concentrate sales for both the Guanajuato and Topia Mines. This will ensure strong fourth quarter revenues which will balance out the previous revenue shortfall in the second quarter.

The following summarizes the results and highlights for Fiscal 2011 (compared to 2010):

  Achieved revised metal production target of 2.2 million Ag eq oz (down 2%)

  Silver production of 1,495,371 oz (down 3%)

  Record gold production of 8,015 oz (up 11%)

  Record silver production at Topia of 535,881 oz (up 4%)

  Record gold production at Guanajuato of 7,515 oz (up 14%)

  Record metallurgical recoveries at Guanajuato of 88.5% for Ag and 90.7% for Au (up 1% and 2%, respectively)

  Mining and plant throughput at Guanajuato of 169,213 tonnes (up 17%, year on year)

  Record mining and plant throughput at Topia of 46,967 tonnes (up 23%, year on year)

  San Ignacio Project diamond drilling (17,313 metres) indicates multiple veins with widths up to nine metres

  Initial NI43-101 compliant Mineral Resource published for San Ignacio of 4.5 million Ag eq oz (611,000 tonnes grading 127g/t Ag and 2.05g/t Au)

(For consistency, silver equivalents for 2011 were established and maintained using budget prices of US$1,200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.)

Guanajuato Mine Complex

For the quarter, the Guanajuato operation processed 40,114 tonnes, up 3% from Q4, 2010, at ore grades of 207g/t Ag and 1.84g/t Au. This is a significant improvement from the previous quarter and within 2% of the combined ore grades for Q4, 2010. Metal production included 237,572 Ag oz and 2,145 Au oz, or 366,286 Ag eq oz, which was up 28% from the previous quarter and down just 1% from Q4, 2010. Plant metallurgical performance remained strong, with metal recoveries of 89.1% for silver and 90.3% for gold.

For the year, 169,212 tonnes were processed at ore grades of 199g/t Ag and 1.52g/t Au. Metals produced totaled 959,490 Ag oz (down 6% from 2010), plus 7,515 Au oz (up 14% from 2010 and a record), or 1,410,404 Ag eq oz (down 2% from 2010). The significant improvement in ore grades for the quarter resulted from the initiation of development of the high-grade Deep Cata area and from improved gold production from the Santa Margarita vein. Plant metallurgical performance was excellent with record recoveries of 88.5% for Ag and 90.3% for Au compared to 88.5% and 88.6%, respectively in 2010.

A new General Manager, Mr. Graham Parsons, MBA was appointed in October for the Guanajuato Operations. Mr. Parsons is fluent in Spanish, having worked in underground operations and open pit projects in Spain, Argentina and Venezuela. He brings a wealth of international mine engineering and operations management experience to Great Panther. Most recently, he held the position of COO for Empire Mining Corporation, a junior exploration and mining company with interests in South-Eastern Europe. Several opportunities exist to improve production output at Guanajuato and Mr. Parsons is already adding his mining expertise and management skills necessary to influence positive change.

Development of Deep Cata, at the 510 metre level, exposed six, discreet, high-grade veins/zones: Veta Madre, Contact, Alto 1, Alto 1a, Alto 2, and Alto 2a. The geology of this area is complex and required additional, closely spaced diamond drilling in order to facilitate the interpretation and 3-D modelling of each separate vein. Ore mined from the development of these veins totaled 6,300 tonnes, at grades of 482g/t Ag and 1.83g/t Au, and contributed almost 30% of the total metal production. Development is continuing, leading to stoping in the first quarter 2012 and improved metal production throughout 2012.

Production from the gold-rich Santa Margarita vein also improved significantly. Stoping at the 400 metre level accounted for 3,300 tonnes at grades of 8.93g/t Au and 50g/t Ag while new exploratory development on the 455 metre level produced 845 tonnes at 7.47g/t Au and 87g/t Ag. Access to the 475 metre level and the two additional, sub-parallel footwall veins (SMBo1 and 2) will be established in the first quarter. Further increases in gold production are expected from Santa Margarita throughout 2012.

Production from the lower grade, Los Pozos zone continued with modest grade improvements evident in two of the three production levels. Ore produced totaled almost 16,000 tonnes at grades of 183g/t Ag and 0.75g/t Au. Further improvements in ore quality are expected in the first quarter of 2012.

Production stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,730 tonnes at improved grades of 196g/t Ag and 0.98g/t Au. Ramp access has been extended to the 160 metre level and initial stope development is underway.

The Guanajuato plant achieved very satisfactory silver and gold recoveries of 89.1% and 90.3%, respectively, while the concentrate quality improved to 10,910g/t Ag and 98.5g/t Au. Additional improvement modifications are being made to the plant and continuous improvement in metallurgical performance is expected in 2012.

The Company has sold all available concentrate inventories from Guanajuato and is well advanced in securing new contracts for fiscal 2012 concentrate sales. The sales of the backlog will ensure strong fourth quarter revenues which will balance out the previous revenue shortfall in the second quarter.

In addition, underground diamond drilling at Guanajuato totaled 5,544 metres, with 55 holes completed during the quarter. For the year, 169 holes were drilled for a total of 26,546 metres.

Drilling in the fourth quarter tested the potential of the:

(1)	Los Pozos area – four holes completed for 789 metres,
(2)	Valenciana area – five holes completed for 988 metres,
(3)	Guanajuatito North Zone area – six holes completed for 1,562 metres,
(4)	Santa Margarita area – 19 holes completed for 1,633 metres,
(5)	Deep Cata area – 14 holes completed for 517 metres,
(6)	Others – seven holes completed for 247 metres.

The Deep Cata short-hole drilling continued to help define the extensions to the six high grade veins between the 500 and 530 metre levels. Refer to Company news release dated August 30, 2011.

Deeper drilling at Guanajuatito has defined new mineralization over a strike length of approximately 100 metres and 300 metres vertically (approximately 400 metres down the dip). Drilling is being conducted from drill stations located at or near the 120 metre level in a hanging wall cross-cut ramp. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 5.38 metres. Intersections of the Veta Madre include assays of 268g/t Ag and 0.91g/t Au over a true width of 3.36 metres in UGG11-045. Intersections of the Footwall zone include assays of 1,493g/t Ag and 13.28g/t Au over a true width of 5.38 metres in UGG11-029, and 866g/t Ag and 2.92g/t Au over a true width of 1.14 metres in UGG11-047.

Results from exploratory and ore definition drilling at Santa Margarita include intersections on the main structure of 44.76g/t gold and 46g/t silver over a true width of 1.14 metres in drill hole UGSM11-005. The SM footwall 1 (SMBo1) stockwork zone is located adjacent to or within four to eight metres below the Santa Margarita structure. Intersections on the SMBo1 zone include 17.15g/t Au and 36g/t Ag over a true width of 3.28 metres in UGSM11-003. The SM footwall 2 (SMBo2) stockwork zone is located about 20 metres below the Santa Margarita structure. Intersections on the SMBo2 zone include 6.04g/t Au and 7g/t Ag over a true width of 1.74 metres in UGSM11-007. Refer to Company news release dated November 30, 2011 for more details on Guanajuatito and Santa Margarita drilling.

Topia Mine

For the quarter, the Topia operation reported metal production of 117,182 Ag oz, 136 Au oz, 467,000 Pb lbs, and 721,500 Zn lbs from milling 12,056 tonnes of ore, up by 33% from Q4, 2010 and a quarterly processing record. This equates to 179,008 Ag eq oz, which is 8% down from Q4, 2010.

For the year, Topia reported metal production of 535,881 Ag oz (a record), 500 Au oz, 2,073,600 Pb lbs and 2,898,750 Zn lbs, from milling 46,968 tonnes of ore, up by 23% from 2010 and a record. In terms of silver equivalents, this equates to 789,609 Ag eq oz, 4% less than in 2010. The average grades of ore processed were 400g/t Ag, 0.41g/t Au, 2.13% Pb and 3.05% Zn and plant metallurgical performance, with metal recoveries of 88.7% for Ag; 80.1% for Au; 94% for Pb; and 91.7% for Zn, were satisfactory.

In Q4, metal production was down in spite of processing a quarterly record throughput due to lower ore grades of 345g/t Ag, 0.44g/t Au, 1.85% Pb and 2.97% Zn. In terms of Ag eq oz per tonne milled, the grades were 27% down against the grades for Q4, 2010.

Plant metallurgical performance was satisfactory, according to the lower ore quality. Silver recovery was 87.7%, gold recovery was 79.2%, lead recovery was 95.0% and zinc recovery was 91.3% . Lead concentrate grades of 52.83% Pb and 8,528g/t Ag were achieved while the zinc concentrate averaged 53.60% Zn and 619g/t Ag. In addition to processing the Company’s ore, 4,231 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down. The crushing and flotation sections of the processing plant are being modified through the next two quarters to further improve capacity to approximately 300 tonnes per day, from 220 tonnes per day in 2011. The flotation circuit improvements are now complete and the crushing section modifications will be completed by end of the second quarter.

The lower overall ore grades have resulted from lower vein grades encountered in the San Gregorio, El Rosario and El Ochenta vein operations, which account for approximately 43% of Topia’s production. Recent vein sampling has indicated an improvement in ore quality and this, together with planned increases in production from the Argentina vein, is expected to lead to higher overall grades in the first quarter of 2012.

Exploratory development to access the veins at the 1630 metre elevation (Mina 5) has proved successful but initially with lower quality ore. At the Durangueno mine, the San Gregorio vein is being mined at the 1475 and 1510 metre elevations. As there are currently limited Mineral Resources defined there and no previous exploitation between the 1475 and 1660 metre elevations, these developments will provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine is successful and 1-yard underground loaders are being acquired for the anticipated production mining. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential. The expansion of production in this new mine will contribute to the overall increase in production expected in 2012.

At the Argentina mine, ramp development has been completed to the third level, providing access for exploratory development in a new area of Inferred Mineral Resources. Production mining from this level will also contribute to an increase in production for 2012.

A total of 669 metres of underground diamond drilling was completed in 22 diamond drill holes. Drilling was carried out to test for additional resources on many vein structures including Animas, Don Benito, Veta Madre, San Jorge, Cantarranas, Hormiguera, Argentina, Santa Cruz and Santa Bibiana.

For the year, 59 underground drill holes were completed for a total of 2,767 metres.

The surface drilling program continued with the completion of six diamond drill holes in the fourth quarter for a total of 1,152 metres. All six holes targeted veins at the La Prieta mine.

For the year, 10 surface drill holes were completed for a total of 1,759 metres.

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther Silver's main Guanajuato mines.

An initial, NI 43-101 compliant, Mineral Resource estimate has been published (see Company news release of October 11, 2011). The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag eq cut-off grade. A Mineral Resource update is expected towards the end of Q2, 2012.

Diamond drilling has continued in Q4 with the completion of 26 holes for a total of 5,494 metres. For the year, 58 holes were completed for 17,313 metres over a strike length of only 450 metres.

An update on recent results was provided in Company news release of December 05, 2011. Highlights of the Intermediate Zone intercepts included 213g/t Ag and 5.12g/t Au over a true width of 3.26 metres, and 201g/t Ag and 6.34g/t Au over a true width of 4.96 metres in ESI11-039 (section 450N). These two intersections are separated by a void with a true width of approximately 0.7 metres that is possibly an old mine working from the 1800's implying a vein width of almost nine metres from which only a very narrow portion has been previously mined. On section 700N, drill-hole ESI11-048 intersected 296g/t Ag and 1.28g/t Au over a true width of 3.86 metres.

The Nombre de Dios vein intercepts demonstrate a thickening of the vein on section 600N, with an intersection of 106g/t Ag and 2.11g/t Au over a true width of 5.15 metres in ESI11-044 (section 600N). Drilling intercepts on the Melladito vein included 198g/t Ag and 2.26g/t Au over a true width of 3.69 metres in ESI11-048 (Section 700N).

Presently, and through to February 2012, the drill rig is completing fill-in holes to upgrade the mineral resource estimate, anticipated near the end of the second quarter of 2012. Drilling will be extended south of section 450N for approximately 800 metres, northwards of section 900N for approximately 300 metres, and to initially test a 600 metre strike portion on the southern San Antonio claim.

Outlook

Metal production from both Guanajuato and Topia in 2011, at 2.20 million Ag eq oz, was lower than initially expected, primarily as a result of lower ore grades encountered at both operations. As we enter 2012, there are a number of positive developments:

At Guanajuato:
1.	Ore mined and processed in 2011 increased by 17% to almost 170,000 tonnes. The plan for 2012 includes a further increase of 18% to 200,000 tonnes. The plant has ample capacity for over 300,000 tonnes.

2.	Ore grades have already improved in the latest two months, to 235 g/t Ag and 2.12g/t Au (25% higher than the average for 2011), since mining of the high grade Deep Cata and the deeper parts of the gold-rich Santa Margarita ore bodies was initiated. Further expansions of production from these areas are planned in 2012.

At Topia:
1.	Ore mined and processed in 2011 increased by 23% to almost 47,000 tonnes (plus 13,000 tonnes for custom milling). The plan for 2012 includes a further increase of 17% to 57,000 tonnes (plus 13,000 tonnes for custom milling). Improvement modifications have been made to accommodate in excess of 75,000 tonnes.
2.	Ore grades are expected to improve to the 400g/t Ag range in 2012. Recent vein sampling on the San Gregorio and El Rosario operations has indicated an improvement in ore quality and this, together with planned increases in production from the Argentina vein, will lead to the improved grades.
3.	Improvement modifications, including additional flotation cells, have been completed to facilitate the 2012 capacity increase with improved metallurgical performance. The capacity of the processing plant is being further increased over the next six months to approximately 300 tonnes per day (up from 220 tonnes per day in 2011).

Exploration & Development:
1.	San Ignacio: A NI 43-101 compliant initial Mineral Resource Estimate of 4.5 million Ag eq oz was released after drilling 24 diamond core holes. Metres drilled have more than doubled to date and a resource update is expected by the end of Q2, 2012. The San Ignacio Project is expected to realize its potential during 2012 with an intensive exploration and mine development program being planned and will no doubt add to the growth potential for 2013.
2.	Santa Rosa: After a mechanical breakdown on the diamond drill at Valenciana delayed the start of the Santa Rosa program, it is now scheduled to begin in Q1, 2012.

The Company expects metal production growth of approximately 20% year on year from its two wholly owned Mexican silver operations. The Company estimates metal production in the range of 2.50 to 2.75 million silver equivalent ounces for fiscal 2012.

In terms of contained metals, the Company's estimated ranges for 2012 are as follows:

  Silver: 1.72 to 1.90 million ounces, up from 1.495 million ounces in 2011
  Gold: 10,000 to 11,000 ounces, up from 8,015 ounces in 2011
  Lead: 2.50 to 2.80 million pounds, up from 2.07 million pounds in 2011
  Zinc: 3.30 to 3.60 million pounds, up from 2.90 million pounds in 2011

(Silver equivalents for 2012 have been established using prices of US$1,680/oz Au; US$28/oz Ag; and US$0.85/lb for Pb and Zn).

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine Complex and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther Silver and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 669 0384 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.